IMCOR Pharmaceutical Co.
                                 6175 Lusk Blvd.
                               San Diego, CA 92121
                                 (858) 410-5601

                                 January 10, 2005


VIA EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549-0708

                  Re:      IMCOR Pharmaceutical Co.
                           Registration Statement on Form SB-2 (333-117907)


Dear Mr. Riedler:


      This letter shall serve as the formal request of IMCOR Pharmaceutical Co. (the "Company") to accelerate the effective date of the above-referenced registration statement on Form SB-2 relating to the registration of 46,653,461 shares of the Company's common stock (initially filed on August 3, 2004) to Tuesday, January 11, 2005 at 4:30 p.m. eastern time, or as promptly thereafter as practicable.

      Please contact Matthew I. Hafter of Grippo & Elden LLC at (312) 704-7733 should you have any questions or comments regarding the foregoing.

                                   IMCOR Pharmaceutical Co.



                                   By:    /s/ Taffy J. Williams
                                          -------------------------------------
                                   Name:  Taffy J. Williams, Ph.D.
                                   Title: President and Chief Executive Officer



cc:      Matthew I. Hafter, Esq.